04045819

Securities and Exchange Commission
Attention: Office of International Corporate Finance Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C 20549
USA

RECEIVED
2004 NOV -1 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 22, 2004

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Interim report at September 30, 2004
- Brock comments on Atlas Copco's Q3 Result

Yours sincerely,

ATLAS COPCO AB
Group Communications

Katarina Dahn

Sent by DHL 476 8859 900

dlw 11/1

PROCESSED
NOV 0 2 2004
THOMSON FINANCIAL

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone +46 (0)8 743 8000
Telefax +46 (0)8 644 9045

A Public Company (publ)
Reg. No. 556014-2720
Reg. Office Nacka

008 0102

Document3

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q3 results 2004

Stockholm, Sweden, October 22, 2004: Today, the Atlas Copco Group published its third quarter results. *"We had record profits and good volume growth,"* says Gunnar Brock, President and CEO. *"The operating margin was above our target of 15% for the Group, with strong contributions from all business areas".*

The operating margin in the Rental Service business area reached an all-time high of 19.2%. *"Rental Service showed an impressive performance with very high efficiency levels and substantial price increases".* Also the three manufacturing business areas achieved improved operating margins: Compressor Technique, 19.3%, Industrial Technique, 12.4%, and Construction and Mining Technique, 10.5%.

Orders received were up 11%, corresponding to a volume increase of 6%. Revenues were also up 6% in volume, to MSEK 12 760 (11 598). The operating margin increased to 15.4% (12.7). Profit after financial items was up 35% to MSEK 1 847 (1 368). Earnings per share were SEK 5.86 (4.25), up 38%.

Atlas Copco further strengthened its market position. Strong organic growth in many market segments was complemented by selective acquisitions: Baker Hughes Mining Tools, United States, Rotex, Finland, and Kolfor Plant, Great Britain. *"The acquired companies offer know-how and market presence in segments that are part of our core business. There are significant synergies with our operations and good opportunities for growth".* In the quarter, Atlas Copco finalized an agreement to sell its professional electric tool business to Techtronic Industries, Hong Kong.

In its outlook for the demand of products and services in the near-term, Atlas Copco stated: In North America, the non-residential construction sector is expected to improve and the demand from the manufacturing and process industries is foreseen to stay unchanged at the current favorable level. The overall demand in Western Europe is also expected to remain at the current level, while Eastern Europe still provides good opportunities for growth. The growth of demand in Asia is expected to continue, but at a slower rate compared to the most recent quarters.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

October 22, 2004

Atlas Copco

Interim report at September 30, 2004
(unaudited)

Record profit and continued volume growth

- **Order volumes up 6%, 4% negative currency translation effect.**
- **Revenues reached MSEK 12 760 (11 598), up 6% in volume.**
- **Operating profit margin increased to 15.4% (12.7).**
- **Profit after financial items increased 35% to MSEK 1 847 (1 368).**
- **Net profit increased to MSEK 1 229 (891).**
- **Earnings per share was SEK 5.86 (4.25).**
- **Operating cash flow totaled MSEK 1 647 (1 702).**
- **Agreement to sell electric tools business to Techtronic Industries in Hong Kong.**

Note: All comparative figures are for the third quarter of 2003, unless otherwise stated.

MSEK	July – Sept. 2004	July – Sept. 2003	Change %	Jan. – Sept. 2004	Jan. – Sept. 2003	Change %
Orders received	**12 860**	**11 607**	**+11**	37 036	34 008	+9
Revenues	**12 760**	**11 598**	**+10**	35 697	33 146	+8
Operating profit	**1 969**	**1 469**	**+34**	4 892	3 847	+27
- as a percentage of revenues	***15.4***	***12.7***		*13.7*	*11.6*	
Profit after financial items	**1 847**	**1 368**	**+35**	4 576	3 536	+29
- as a percentage of revenues	***14.5***	***11.8***		*12.8*	*10.7*	
Items affecting comparability						
Restructuring costs	***-6***	***-12***		*-35*	*-39*	
Net profit	**1 229**	**891**	**+38**	3 062	2 337	+31
Earnings per share, SEK	**5.86**	**4.25**	**+38**	14.61	11.15	+31
Equity capital per share, SEK	**106**	**98**				
Return on capital employed (12-month value), %	**20**	**16**				

Near-term demand outlook

In North America, the non-residential construction sector is expected to improve and the demand from the manufacturing and process industries is foreseen to stay unchanged at the current favorable level. The overall demand in Western Europe is also expected to remain at the current level, while Eastern Europe still provides good opportunities for growth. The growth of demand in Asia is expected to continue, but at a slower rate compared to the most recent quarters.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco-group.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco Group

Summary of nine-months results

Orders received by the Atlas Copco Group in the first nine months of 2004 increased 9%, to MSEK 37 036 (34 008). Volume for comparable units increased 9%, price increases added 2% and structural changes 3%, while the negative currency translation effect was 5%. Revenues increased 8%, to MSEK 35 697 (33 146), corresponding to an 8% volume growth.

The Group's operating profit increased 27% to MSEK 4 892 (3 847), corresponding to a margin of 13.7% (11.6). The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 575 for the first nine months. Profit after financial items amounted to MSEK 4 576 (3 536), up 29% and corresponding to a margin of 12.8% (10.7). The negative currency impact on profit after financial items was approximately MSEK 550 for the first nine months.

Net profit totaled MSEK 3 062 (2 337), or SEK 14.61 (11.15) per share.

Operating cash flow before acquisitions and dividends equaled MSEK 3 305 (4 317).

Review of third quarter

Market development

Demand for the Group's products and services in **North America** continued to improve. Increased demand from manufacturing and process industries for new equipment and aftermarket products was noted. This was primarily related to increased production levels but also to larger investment projects. After a period of stable but low activity in the important non-residential construction segment, the market started to improve, benefiting the demand for rental services. The other construction segments; residential building and public infrastructure, continued to grow. The demand from the mining industry in North America was very strong. The need for drill rigs, loading equipment, service, consumables etc. increased.

The recent positive demand trend in **South America** strengthened further in the quarter, particularly noticeable from the manufacturing and process industries. The mining industry continued to invest in new equipment and to demand more aftermarket products.

In **Europe**, the demand continued to improve at a relatively modest but steady pace. Industrial and process compressors, industrial tools and the corresponding aftermarket were in good demand from the manufacturing and process industries. Strong development was seen in Spain, Eastern Europe and the Benelux region, while demand from these customer segments in large countries like Germany, France and Italy, remained largely unchanged. Demand from the construction industry leveled off compared to the strong increase seen in the most recent quarters. Demand for mining equipment in the region continued at a healthy level.

The overall demand development in the **Africa/Middle East** region was slightly positive. In South Africa, demand from the manufacturing and construction industries remained favorable, but the demand from the mining industry suffered from reduced investments. In the Middle East, the trend of demand was flat.

The growth in demand in **Asia** continued. Some segments of the Chinese economy, primarily the construction industry, experienced a clear reduction in activity which affected demand for new equipment. The total demand continued to grow in China as well as in Japan and South East Asia. Growth in India remained very strong. **Australia** had another quarter of positive development.

Orders and revenues

	July – September	
MSEK	Orders Received	Revenues
2003	11 607	11 598
Structural change, %	+7	+6
Currency, %	-4	-4
Price, %	+2	+2
Volume, %	+6	+6
Total, %	+11	+10
2004	12 860	12 760

Geographic distribution of orders received

%, last 12 months	September 2004	September 2003
North America	40	43
South America	4	3
Europe	35	35
Africa/Middle East	6	6
Asia/Australia	15	13
	100	100

Earnings and profitability
Operating profit increased 34% to MSEK 1 969 (1 469) corresponding to an operating margin of 15.4% (12.7). The improvement was spread over all business areas and resulted primarily from higher revenue volume, price increases and efficiency gains. Unfavorable changes in exchange rates compared to previous year continued to affect the operating profit negatively at about MSEK 150. The negative effect was partly a result of the substantial profit increase in the USD based Rental Service business. The operating profit included MSEK 6 (12) in restructuring costs in the Construction and Mining Technique business area.

Net financial items amounted to MSEK -122 (-101), of which net interest items accounted for MSEK -111 (-102).

Profit after financial items improved 35%, to MSEK 1 847 (1 368), to a margin of 14.5% (11.8). Unfavorable changes in exchange rates compared to previous year affected the profit negatively by about MSEK 150. Net profit after taxes totaled MSEK 1 229 (891) or SEK 5.86 (4.25) per share.

The return on capital employed during the 12 months to September 30, 2004 was 20% (16), and the return on shareholders' equity 19% (17). The Group currently uses a weighted average cost of capital (WACC) of 8.7% corresponding to a pre-tax cost of capital of approximately 13%.

Revenues and earnings for the Group, excluding discontinued operations
Revenues, excluding the professional electric tool business, were MSEK 11 325 (10 110) in Q3. Operating profit reached MSEK 1 867 (1 372) corresponding to an operating margin of 16.5% (13.6). The return on capital employed during the 12 months to September 30, 2004 was approximately 22%. (See also page 6.)

Cash flow and investments
Cash flow from operations before changes in working capital reached MSEK 2 380 (1 991), corresponding to 19% (17) of Group revenues. Working capital decreased MSEK 403 (decreased 501). An increase in receivables and inventory, in line with the strong sales growth, was more than offset by an increase in supplier credits. Total cash flow from operations reached MSEK 2 783 (2 492).

Cash flow from net investments was MSEK -1 929 (-839). Operating cash flow before acquisitions and dividends equaled MSEK 1 647 (1 702).

Net indebtedness
The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 9 223 (9 442), of which MSEK 2 563 (1 771) was attributable to pension provisions (see also Employee benefits below). The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 41% (46).

Employee benefits
As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits, which is based on the International Accounting Standard IAS 19. The one-time effect of this change was charged directly to shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles, and had no cash flow effect. The negative one-time effect on equity, net of taxes, was MSEK 424. The gross effect on pension provisions was MSEK 773. This accounting change had no material net effect on the income statement.

These are accounting changes and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Asbestos cases in the United States
As of September 30, 2004, Atlas Copco had 261 asbestos cases filed with a total of 27 398 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 137 companies per case.

The Group has not deemed it necessary to record any provisions or contingent liabilities related to these pending cases.

People
On September 30, 2004, the number of employees was 27 843 (25 767). For comparable units, the number of employees increased by 400 from September 30, 2003.

Distribution of shares
Share capital equaled MSEK 1 048 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139 899 016
B shares	69 703 168
Total	209 602 184

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	July – September 2004	2003	Change %	January – September 2004	2003	Change %
Orders received	**4 565**	**4 292**	**+6**	13 956	12 445	+12
Revenues	**4 525**	**4 122**	**+10**	13 190	11 815	+12
Operating profit	**874**	**766**	**+14**	2 413	2 182	+11
- as a percentage of revenues	***19.3***	***18.6***		*18.3*	*18.5*	
Return on capital employed (12-month values), %	*67*	***68***				

- Order intake remained at high levels and well above previous year's strong Q3.
- Most regions had positive development; China noted a slow-down of growth.
- Operating margin above 19%, supported by volume and price increases.

Orders and revenues

MSEK	July - September Orders Received	Revenues
2003	4 292	4 122
Structural change, %	0	+1
Currency, %	-2	-2
Price, %	+1	+1
Volume, %	+7	+10
Total, %	+6	+10
2004	4 565	4 525

Geographic distribution of orders received

%, last 12 months	September 2004	September 2003
North America	12	13
South America	5	4
Europe	50	51
Africa/Middle East	6	6
Asia/Australia	27	26
	100	100

The strong demand experienced in the most recent quarters continued also in this period.

Orders for stationary industrial compressors as well as the related aftermarket business continued to grow steadily in all regions. Standard oil-injected machines for a wide variety of industrial applications and customer segments led the way and recorded another quarter of double-digit volume growth. Sales of oil-free compressors, utilized in more specialized applications within, for example, the electronics, pharmaceutical, textile and food industries also increased but at a more moderate pace. The strongest growth for industrial compressors by geographic regions were recorded in South America and Asia, in spite of an slow-down of the growth rate in China. Also Europe and North America showed healthy growth rates.

The gas and process compressor business increased compared to 2003, thanks to a good order level in Europe, and in spite of not having a repeat of last year's very large orders in China.

Orders for portable compressors slowed down compared to the positive development in recent periods and decreased slightly in relation to previous year's strong Q3. Also sales of generators were lower in comparison to last year, which included substantial bulk-orders in North America and the Middle East. The specialty rental business, including rental of portable air and power, and the aftermarket for portable compressors continued to increase at a steady pace.

At the end of the quarter, the acquisition of Kolfor Plant Ltd., in the United Kingdom, was announced. Kolfor is a specialized service and rental company targeting the oil and gas industry. The company has annual sales of MSEK 49 and 36 employees.

Operating profit increased 14% to MSEK 874 (766), corresponding to an operating margin of 19.3% (18.6). The improved margin was primarily due to the high revenue volume, increased sales prices and efficiency improvements. The negative currency effect on the margin was less pronounced than in the most recent quarters. Return on capital employed (last 12 months) was 67% (68).

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	July – September 2004	July – September 2003	Change %	January – September 2004	January – September 2003	Change %
Revenues	**2 836**	**2 793**	**+2**	7 849	7 895	-1
Operating profit	**545**	**286**	**+91**	1 079	602	+79
- as a percentage of revenues	***19.2***	***10.2***		*13.7*	*7.6*	
Return on capital employed (12-month values), %	*8*	*4*				

- Rental revenue up 11% in USD whereof 7% from increased rental rates.
- Fleet utilization at a new all-time-high of 70% in the quarter.
- Profit margin improved to a record 19.2% and return on operating capital reached 16%.

Revenues

MSEK	July – September Total Revenues	July – September Rental Revenues
2003	2 793	2 119
Structural change, %	0	0
Currency, %	-8	-8
Price, %	+5	+7
Volume, %	+4	+4
Total, %	+2	+3
2004	2 836	2 173

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

The activity in the non-residential construction segment, representing some 50% of the total revenue base, started to recover during the quarter. Year-on-year, spending in this segment grew by about 8% in July-August, while total construction activity increased about 10%. Capacity utilization in the manufacturing industry, an indicator of demand from industrial customers (about 35% of total), increased slightly from a low level.

Total revenues increased 2%, to MSEK 2 836 (2 793), affected by a negative currency translation effect of 8%. Rental revenues, accounting for 76% of total revenues, increased 11% in USD, consisting of an increase in rental rates of 7% and increased volume of 4%. Same store rental revenue increased 13% and the total number of stores was 475 (491 at the end of September 2003). Sales of used equipment, representing 12% of total revenues, increased 20% in USD. Sales of merchandise, spare parts, and new equipment, accounting for the remaining 12% of total revenues, were down 4% in USD. In line with the strategy to focus the organization on rental operations only, a letter of intent to divest the non-core IAT distributor business in Texas has been signed. This business services the petrochemical industry with tools and supplies and has annual sales of approximately MUSD 50 (MSEK 375).

Operating profit increased to MSEK 545 (286), corresponding to a margin of 19.2% (10.2). The sharp improvement in margin was a combined effect of revenues, efficiencies, and costs. The high leverage effect from increased rental volume, the continued positive development of rental rates and lower operating costs all contributed to the increase in profit. Operating costs decreased, including benefits and insurance costs, as a result of ongoing efforts in cost containment and efficiency improvements.

Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 37% (29).

Return on capital employed (past 12 months) was 8% (4) while the return on operating capital (excluding goodwill) increased to 16% (9).

Fleet utilization improved further in the quarter and averaged 70%, the highest ever in a quarter. Investments in the fleet increased compared to previous year, reflecting the recent volume growth for equipment rental, increased sales of used equipment and the high fleet utilization level. At the end of the quarter, rental fleet at original cost was 1% higher than previous year and the average age 3.4 years.

The operating cash flow remained strong in spite of the volume growth. The result improvement and good asset management offset the effect of increased fleet investments.

Total number of employees at September 30, 2004, was 5 128 (5 281), down 3%.

Industrial Technique

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

	July – September		Change	January – September		Change
MSEK	2004	2003	%	2004	2003	%
Orders received	**2 702**	**2 650**	**+2**	7 980	7867	+1
Revenues	**2 683**	**2 690**	**0**	7 779	7 743	0
Operating profit	**333**	**268**	**+24**	906	714	+27
- as a percentage of revenues	***12.4***	***10.0***		*11.6*	*9.2*	
Return on capital employed (12-month values), %	***19***	***15***				

- Strong growth for industrial tools, particularly in North America.
- Record operating profit margin, supported by favorable sales mix.
- Agreement to sell the electric tool business to Techtronic Industries for MUSD 713 (MSEK 5 350).

Orders and revenues

	July - September	
MSEK	Orders Received	Revenues
2003	2 650	2 690
Structural change, %	0	0
Currency, %	-4	-4
Price, %	0	0
Volume, %	+6	+4
Total, %	+2	0
2004	2 702	2 683

Geographic distribution of orders received

%, last 12 months	September 2004	September 2003
North America	50	51
South America	1	1
Europe	41	39
Africa/Middle East	2	3
Asia/Australia	6	6
	100	100

The positive order development for industrial tools and its aftermarket continued, and order intake increased about 10%. The demand was good from all major customer segments; the motor vehicle industry, the automotive aftermarket and the general industry. North America, representing approximately 25% of industrial tool sales, recorded the highest growth of all regions. In Europe, representing more than half of sales, growth was more modest. The Nordic region, Eastern Europe and Spain had the best development, while the rest of the region showed mixed results compared to previous year. Growth was strong throughout Asia. Order intake in the Middle East dropped from previous year's good level.

Order volume for professional electric tools, primarily used for construction and installation work, increased about 3% and prices deteriorated marginally. Volumes grew slightly in North America. Sales to industrial distributors and hardware stores continued to develop favorably, while sales to the home center channel decreased. In Europe, order volumes increased more than the 3% average, reversing the most recent quarters' negative trend. Sales in the rest of the world increased in volume compared to previous year, although from a low level. The accessories business continued to show good growth in most markets.

Operating profit increased 24% to MSEK 333 (268), corresponding to a record margin of 12.4% (10.0). The margin improved primarily as a combined result of higher volume, a favorable sales mix and effects of the recent manufacturing restructuring projects. Return on capital employed (last 12 months) improved to 19% (15).

Discontinued operation

On August 30, the Atlas Copco Group agreed to sell its electric tool business to Techtronic Industries Co. Ltd. for a total price of MUSD 713 (MSEK 5 350). The transaction is expected to close before year-end.

The orders received for this business were MSEK 1 441 in Q3 and MSEK 4 139 in the first nine months 2004. Revenues for Q3 and nine months were MSEK 1 435 (previous year 1 488) and MSEK 4 097 (4 234), respectively. Operating profit, including goodwill amortization, was MSEK 102 (97) in Q3 and MSEK 269 (213) in the first nine months and the return on capital employed was 7% (last 12 months).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	July – September 2004	2003	Change %	January – September 2004	2003	Change %
Orders received	**2 881**	**1 956**	**+47**	7 603	6 013	+26
Revenues	**2 827**	**2 075**	**+36**	7 210	5 889	+22
Operating profit*	**297**	**198**	**+50**	707	500	+41
*- as a percentage of revenues**	***10.5***	***9.5***		*9.8*	*8.5*	
Return on capital employed (12-month values), %	**20**	**17**				

* Includes restructuring costs of MSEK 6 (12) for July – September and MSEK 35 (39) for January – September. Adjusted operating margins were 10.7% (10.1) and 10.3% (9.2), respectively.

- Order volumes up 9%, supported by continued strong demand from the mining industry.
- Profit margin up due to high revenue volume and efficiency improvements.
- *Acquisition of Baker Hughes Mining Tools in the United States and Rotex in Finland.*

Orders and revenues

MSEK	July - September Orders Received	Revenues
2003	1 956	2 074
Structural change, %	+37	+30
Currency, %	-1	-1
Price, %	+2	+2
Volume, %	+9	+6
Total, %	+47	+36
2004	2 881	2 827

Geographic distribution of orders received

%, last 12 months	September 2004	September 2003
North America	19	17
South America	9	8
Europe	38	43
Africa/Middle East	13	14
Asia/Australia	21	18
	100	100

The strong demand from the mining industry continued. Volumes for comparable units increased compared to previous year in all product areas: drill rigs for underground and open pit mines, loading equipment, consumables, and aftermarket. The development was favorable in most mining markets and strong in North America and Australia. However, orders in South Africa continued to be negatively affected by reduced or postponed mining industry investments. The recent acquisitions, primarily Ingersoll-Rand Drilling Solutions, contributed further to the strong development in most mining markets.

Sales development for construction equipment was slightly positive overall but showed large variations between regions. Sales of crawler drill rigs for surface applications, such as quarries, road and rail projects, continued to grow significantly in Europe and in North America. The various restrictions introduced in China had a noticeable impact on sales to construction projects in the quarter, which contributed to a year-on-year decrease in orders for comparable units in Asia. Sales of light construction equipment grew in total but at a lower rate than in the most recent quarters. The aftermarket revenues continued to develop well.

The majority of the acquired Ingersoll-Rand Drilling Solutions business was consolidated as from June 30 and the remaining part (India) as from September 1. The integration of the business progressed well. The customer demand was strong in the quarter, in line with the situation for other similar product lines in the business area.

During the quarter two new acquisitions were announced. Baker Hughes Mining Tools, in the United States, a leader in consumables for rotary drilling and raise boring, has about MSEK 300 in annual revenues and employs 176 people. Rotex, in Finland, a leading company in consumables for overburden drilling, has annual revenues of MSEK 73 and 16 employees.

Operating profit increased 50% to MSEK 297 (198). The profit improvement was primarily a result of higher revenues and efficiency improvements. Negative effects from cost increases on certain raw materials were offset by achieved price increases. Return on capital employed (last 12 months) was 20% (17).

Previous near-term demand outlook
(Published July 16, 2004)

The positive demand trend for Atlas Copco's products and services is expected to continue.

In North America, demand from the manufacturing and process industries is expected to increase, while the non-residential construction sector is expected to remain largely at present level. In Europe, demand is expected to continue to increase somewhat, with Eastern Europe still providing the best opportunities for growth. The strong development in Asia is foreseen to continue, but at lower rate than in the most recent quarters.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20 Interim reports. RR 19 requires that detailed information is disclosed on so called discontinued operations. The professional electric tool business that is planned to be divested is not considered material in relation to the total Group. Consequently, only selective information on the business has been provided in this report.

As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits. Other accounting principles are consistent with those stated in the 2003 Annual Report, note 1.

The Group amortizes goodwill derived from large, strategic acquisitions in the United States over 40 years. If a 20-year amortization period had been used consistently for these acquisitions, the equity to assets ratio would have been approximately 42% (reported 45) and earnings per share approximately SEK 5.53 (reported 5.86). As from January 1, 2005, following the new IFRS 3 accounting recommendation, goodwill will not be amortized, but will be subject to recurring impairment tests.

Nomination of board members of Atlas Copco AB for the Annual General Meeting 2005
In accordance with a decision taken at the Annual General Meeting of Atlas Copco AB on April 27, 2004, this is to announce the names of the representatives of four of the largest shareholders, who together with the Chairman of the Board, Sune Carlsson, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2005 for decision.

Representatives:
Marcus Wallenberg, Investor AB, Sweden
Björn C. Andersson, SHB/SPP, Sweden
Tor Marthin, AMF Pension, Sweden
William af Sandeberg, Första AP-fonden, Sweden

The Annual General Meeting of Atlas Copco AB will be held in Stockholm, Sweden, on Wednesday, April 27, 2005.

Shareholders who wish to submit proposals of members of the Atlas Copco AB Board, please contact the Chairman of the Board on e-mail sune.carlsson@se.atlascopco.com, or fax +46-8-615 0026.

Stockholm, October 22, 2004

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Income Statement

MSEK	3 months ended September 30 2004	3 months ended September 30 2003	9 months ended September 30 2004	9 months ended September 30 2003	12 months ended September 30 2004	12 months ended September 30 2003
Revenues	12 760	11 598	35 697	33 146	47 170	45 095
Cost of goods sold	-8 348	-7 976	-23 843	-22 807	-31 676	-30 984
Gross profit	**4 412**	**3 622**	**11 854**	**10 339**	**15 494**	**14 111**
Marketing expenses	-1 331	-1 184	-3 800	-3 585	-4 979	-4 794
Administrative expenses	-707	-689	-2 104	-2 090	-2 801	-2 917
Research and development costs	-246	-192	-740	-641	-977	-884
Goodwill amortization	-130	-117	-353	-350	-466	-469
Other income and expenses from operations	-29	29	35	174	84	186
Operating profit	**1 969**	**1 469**	**4 892**	**3 847**	**6 355**	**5 233**
- as a percentage of revenues	*15.4*	*12.7*	*13.7*	*11.6*	*13.5*	*11.6*
Financial income and expenses	-122	-101	-316	-311	-402	-443
Profit after financial items	**1 847**	**1 368**	**4 576**	**3 536**	**5 953**	**4 790**
- as a percentage of revenues	*14.5*	*11.8*	*12.8*	*10.7*	*12.6*	*10.6*
Taxes	-613	-473	-1 502	-1 183	-1 938	-1 406
Minority interest	-5	-4	-12	-16	-16	-21
Net profit	**1 229**	**891**	**3 062**	**2 337**	**3 999**	**3 363**
Earnings per share, SEK (basic and diluted)	5.86	4.25	14.61	11.15	19.08	16.04
Average number of shares, millions	209.6	209.6	209.6	209.6	209.6	209.6

Key ratios	2004	2003
Equity per share, period end, SEK	106	98
Return on capital employed before tax, 12 month values, %	20	16
Return on equity after tax, 12 month values, %	19	17
Debt/equity ratio, period end, %	41	46
Equity/assets ratio, period end, %	45	44
Number of employees, period end	27 843	25 767

Balance Sheet

MSEK	Sept. 30, 2004	Dec. 31, 2003	Sept. 30, 2003
Intangible assets	12 080	11 276	11 751
Tangible assets			
Rental equipment	10 430	9 127	9 966
Other tangible assets	4 262	3 971	4 052
Financial assets	1 778	1 770	1 984
Fixed assets	**28 550**	**26 144**	**27 753**
Inventories	6 842	5 412	5 692
Receivables	11 654	10 128	10 263
Cash, bank, and short-term investments	2 330	4 178	2 813
Current assets	**20 826**	**19 718**	**18 768**
Total assets	**49 376**	**45 862**	**46 521**
Shareholders' equity	22 166	21 015	20 401
Minority interest	68	53	52
Provisions			
Interest-bearing provisions	2 563	1 792	1 771
Non-interest-bearing provisions	4 177	4 175	4 357
Long-term liabilities			
Interest-bearing liabilities	7 315	6 957	7 317
Non-interest-bearing liabilities	103	191	267
Current liabilities			
Interest-bearing liabilities	1 675	3 042	3 167
Non-interest-bearing liabilities	11 309	8 637	9 189
Total shareholders' equity and liabilities	**49 376**	**45 862**	**46 521**
Interest-bearing liabilities and provisions	*11 553*	*11 791*	*12 255*
Non-interest-bearing liabilities and provisions	*15 589*	*13 003*	*13 813*

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2004	Jan. – Dec. 2003	Jan.–Sept. 2003
Opening balance	21 015	20 194	20 194
Change in accounting principle*	-424		
Restated opening balance	20 591		
Dividend to shareholders	-1 572	-1 205	-1 205
Hedge for stock option plan	–	138	138
Unclaimed shares from bonus issue 1989	2		
Translation differences for the period	83	-1 386	-1 063
Net profit for the period	3 062	3 274	2 337
Closing balance	22 166	21 015	20 401

*Adoption of Employee benefits RR 29/IAS 19

Cash-flow statement

MSEK	July – September 2004	July – September 2003	January – September 2004	January – September 2003
Operations				
Operating profit	1 969	1 469	4 892	3 847
Depreciation and amortization*	901	855	2 506	2 515
Capital gain/loss and other non-cash items	-130	-69	-360	-185
Operating cash surplus	**2 740**	**2 255**	**7 038**	**6 177**
Net financial income/expense	-115	-101	-309	-311
Dividends from associated companies	0	0	1	1
Cash flow from other items	156	177	118	202
Taxes paid	-401	-340	-1 135	-989
Change in working capital	403	501	296	1 091
Cash flow from operations	**2 783**	**2 492**	**6 009**	**6 171**
Investments				
Investments in rental equipment	-1 418	-953	-3 396	-2 298
Investments in property and machinery	-239	-197	-596	-509
Sale of rental equipment	559	403	1 393	1 076
Sale of property and machinery	28	49	114	102
Investments in intangible assets	-71	-78	-199	-233
Sale of intangible assets	1	2	2	2
Acquisition of subsidiaries	-793	-49	-2 524	-682
Other investments, net**	4	-16	-22	6
Cash flow from investments	**-1 929**	**-839**	**-5 228**	**-2 536**
Financing				
Dividends paid	0	-1	-1 575	-1 219
Unclaimed shares from bonus issue 1989	2		2	
Change in interest-bearing liabilities	-923	-223	-1 060	-855
Cash flow from financing	**-921**	**-224**	**-2 633**	**-2 074**
Cash flow after financing	**-67**	**1 429**	**-1 852**	**1 561**
Liquid funds				
Liquid funds at beginning of period	2 415	1 434	4 178	1 356
Cash flow after financing	-67	1 429	-1 852	1 561
Exchange-rate difference in liquid funds	-18	-50	4	-104
Liquid funds at end of period	**2 330**	**2 813**	**2 330**	**2 813**
* Depreciation and amortization				
Rental equipment	*520*	*513*	*1452*	*1 500*
Property and machinery	*196*	*203*	*573*	*611*
Goodwill and other intangibles	*185*	*139*	*481*	*404*
** *of which to pension fund*	–	–	*-69*	–

Revenues by Business Area

MSEK	July–September 2002	July–September 2003	July–September 2004	January–September 2002	January–September 2003	January–September 2004
Compressor Technique	3 963	4 122	4 525	11 787	11 815	13 190
Rental Service	3 191	2 793	2 836	9 945	7 895	7 849
Industrial Technique	2 928	2 690	2 683	8 578	7 743	7 779
Construction and Mining T.	1 864	2 075	2 827	5 600	5 889	7 210
Eliminations	-73	-82	-111	-297	-196	-331
Atlas Copco Group	11 873	11 598	12 760	35 613	33 146	35 697

MSEK (by quarter)	2003 1	2003 2	2003 3	2003 4	2004 1	2004 2	2004 3
Compressor Technique	3 721	3 972	4 122	4 230	4 116	4 549	4 525
Rental Service	2 495	2 607	2 793	2 519	2 344	2 669	2 836
Industrial Technique	2 422	2 631	2 690	2 783	2 446	2 650	2 683
Construction and Mining T.	1 811	2 003	2 075	2 005	2 024	2 359	2 827
Eliminations	-49	-65	-82	-64	-72	-148	-111
Atlas Copco Group	10 400	11 148	11 598	11 473	10 858	12 079	12 760

Operating Profit by Business Area

MSEK	July–September 2002	July–September 2003	July–September 2004	January–September 2002	January–September 2003	January–September 2004
Compressor Technique	768	766	874	2 196	2 182	2 413
As a percentage of revenues	*19.4*	*18.6*	*19.3*	*18.6*	*18.5*	*18.3*
Rental Service	217	286	545	507	602	1 079
As a percentage of revenues	*6.8*	*10.2*	*19.2*	*5.1*	*7.6*	*13.7*
Industrial Technique	295	268	333	731	714	906
As a percentage of revenues	*10.1*	*10.0*	*12.4*	*8.5*	*9.2*	*11.6*
Construction and Mining T.	179	198	297	568	500	707
As a percentage of revenues	*9.6*	*9.5*	*10.5*	*10.1*	*8.5*	*9.8*
Common Group Functions	-58	-53	-77	-159	-167	-208
Eliminations	4	4	-3	32	16	-5
Operating profit	1 405	1 469	1 969	3 875	3 847	4 892
As a percentage of revenues	*11.8*	*12.7*	*15.4*	*10.9*	*11.6*	*13.7*
Financial income and expenses	-164	-101	-122	-648	-311	-316
Profit after financial items	1 241	1 368	1 847	3 227	3 536	4 576
As a percentage of revenues	*10.5*	*11.8*	*14.5*	*9.1*	*10.7*	*12.8*

MSEK (by quarter)	2003 1	2003 2	2003 3	2003 4	2004 1	2004 2	2004 3
Compressor Technique	681	735	766	780	739	800	874
As a percentage of revenues	*18.3*	*18.5*	*18.6*	*18.4*	*18.0*	*17.6*	*19.3*
Rental Service	104	212	286	235	174	360	545
As a percentage of revenues	*4.2*	*8.1*	*10.2*	*9.3*	*7.4*	*13.5*	*19.2*
Industrial Technique	184	262	268	337	271	302	333
As a percentage of revenues	*7.6*	*10.0*	*10.0*	*12.1*	*11.1*	*11.4*	*12.4*
Construction and Mining T.	151	151	198	175	179	231	297
As a percentage of revenues	*8.3*	*7.5*	*9.5*	*8.7*	*8.8*	*9.8*	*10.5*
Common Group Functions	-57	-57	-53	-67	-54	-77	-77
Eliminations	9	3	4	3	3	-5	-3
Operating profit	1 072	1 306	1 469	1 463	1 312	1 611	1 969
As a percentage of revenues	*10.3*	*11.7*	*12.7*	*12.8*	*12.1*	*13.3*	*15.4*
Financial income and expenses	-116	-94	-101	-86	-101	-93	-122
Profit after financial items	956	1 212	1 368	1 377	1 211	1 518	1 847
As a percentage of revenues	*9.2*	*10.9*	*11.8*	*12.0*	*11.2*	*12.6*	*14.5*

Acquisitions and divestments 2003-2004

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC (joint venture)		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132
2003 Oct. 31	Shenyang Rock Drilling Machinery		Construction & Mining	110	220
2003 Oct. 1	Professional Diamond Drilling Equipment + Mining Drilling Services		Construction & Mining	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo		Industrial Technique	230	160

* Annual revenues and number of employees at time of acquisition/divestment.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Analysts

Mattias Olsson, Investor Relations Manager, Phone: +46 8 743 8291, Mobile: +46 70 518 8291 ir@se.atlascopco.com

Media

Annika Berglund, Senior Vice President Group Communications, Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 2:00 PM CET / 8:00 AM EST, on October 22, 2004. The dial-in number is +44 (0)20 7019 9509.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco-group.com/ir

A recording of the conference call will be available for 2 days on +44 (0) 20 7984 7578 with access code 807757.

Interim report at December 31, 2004

The fourth quarter report will be published on February 2, 2005.